

September 15, 2014

Via E-mail
Jeffrey Lipkin
Chief Financial Officer
Hydra Industries Acquisition Corp.
3 Columbia Circle, 16th Floor
New York, NY 10019

   Re: **Hydra Industries Acquisition Corp.**
      Registration Statement on Form S-1
      Filed August 19, 2014
      File No. 333-198236

Dear Mr. Lipkin:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Table of Contents

4.   Please remove the sentence in the paragraph above the table of contents that advises investors that information is accurate only as of the date on the front of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Risk Factors, page 30
We may redeem the terms of the warrants in a manner that may be adverse…, page 57

5.   Please tell us how you intend to comply with Section 5 of the Securities Act with respect to any amendments to the public warrants. Please address whether any of the amendments contemplated would call into question whether or not you will be issuing a new security that might require registration.

Financial Statements
Note 2 – Summary of Significant Accounting Policies, page F-9
Subsequent Events, page F-11

6.   Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Douglas Elenoff, Esq.
        Ellenoff Grossman & Schole LLP